UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For February 13, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:  February 13, 2003

Calgary, Alberta, Canada - February 13, 2003

                      YEAR-END RESULTS - DECEMBER 31, 2002

Precision Drilling Corporation ("Precision" or the "Corporation") today reports results for the year ended December 31, 2002. Revenue for the year decreased 14% to $1.69 billion while diluted earnings per share decreased to $1.66 from $4.03 in 2001. Fourth quarter diluted earnings per share of $0.16 was in line with previously announced expectations.

The 2001 comparative numbers have been restated to give effect to the retroactive application of the new Canadian accounting standard for foreign exchange gains and losses on translation of US dollar denominated long-term debt. The new standard, which is consistent with US practice, resulted in a decrease in earnings per share of $0.03 for the twelve-month period ended December 31, 2002 with no effect on the fourth quarter.

Canadian oilfield service activity was lower than expected to begin the fourth quarter but improved significantly during December with the strength continuing into 2003. The US market continued to be weak with drilling activity remaining consistent with the third quarter. Revenue generated in international markets also remained relatively unchanged from the third quarter.

In the Contract Drilling Group, revenue for the fourth quarter was $190.0 million compared to $226.7 million in the previous year, a 16% decline. The 10% decline in year over year Canadian drilling activity was accompanied by a similar erosion of pricing. International drilling revenue declined slightly in the fourth quarter of 2002 relative to 2001. Activity in Venezuela was curtailed due to the political unrest in that country, with this decline being largely offset by additional rigs working in Mexico. Both activity and pricing for well servicing also declined by approximately 5%.

The Technology Services Group continued to be burdened by the cost of service delivery and support structures with capacity greater than required for current revenue levels, particularly in international markets. Rationalization of operations and capital investment in this segment will be our focus in the months ahead. The company is committed to achieving profitability in all product lines and regions in 2003.

We are very pleased with the continued success of the field test program for the new Revolution(TM) 4 3/4-inch rotary steerable system. The Corporation's new HEL(TM) measurement-while-drilling system is currently being used on jobs in Canada, the US, Mexico and Indonesia. This utilization is proving invaluable in refining the tool's capabilities and reliability. Finally, demand for the Precision EMpulse(TM) electromagnetic measurement-while-drilling system is strong with this technology making increasing contributions to revenue.

Revenue in the Rental and Production segment was down slightly from $64.1 million in the fourth quarter of 2001 to $59.5 million in 2002. Declines were experienced in each of the oilfield equipment rental, gas compression packaging and industrial plant maintenance businesses.

Although challenging, 2002 was the Corporation's third best in terms of revenue and fourth best bottom line performance with net earnings of $91.3 million. Maintenance of our strong balance sheet helps ensure stability and supports future growth. The Corporation is well positioned to capitalize on strong Canadian oilfield services activity levels and is cautiously optimistic of the prospects for improving US and international markets.

Certain statements contained in this press release, including statements which may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS


                                                          THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                              DECEMBER 31                           DECEMBER 31
CDN $000'S, EXCEPT PER SHARE AMOUNTS                    2002              2001               2002               2001
---------------------------------------------------------------------------------------------------------------------
                                                  (Unaudited)       (Unaudited                             (restated)
                                                                    - restated)
Revenue                                        $     394,252      $    455,975      $   1,689,150      $   1,953,563

Expenses:
    Operating                                        293,081           296,031          1,190,991          1,238,864
    General and administrative                        39,596            38,219            158,490            153,498
    Depreciation and amortization                     37,330            36,184            141,429            145,120
    Research and engineering                           9,584            10,006             34,862             32,440
    Foreign exchange                                    (56)             1,752              4,357              2,009
   ------------------------------------------------------------------------------------------------------------------
                                                     379,535           382,192          1,530,129          1,571,931
---------------------------------------------------------------------------------------------------------------------

Operating earnings                                    14,717            73,783            159,021            381,632

Interest                                               9,060             8,846             35,236             43,582
Dividend income                                            -                 -                (39)            (1,106)
Gain on disposal of investments                          100              (449)              (900)            (1,805)
---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, goodwill
    amortization and non-controlling                   5,557            65,386            124,724            340,961
    interest
Income taxes:
    Current                                            1,207             8,932             69,288             25,753
    Future                                            (4,606)           13,917            (36,980)            96,021
    -----------------------------------------------------------------------------------------------------------------
                                                      (3,399)           22,849             32,308            121,774
---------------------------------------------------------------------------------------------------------------------
Earnings before non-controlling interest
and                                                    8,956            42,537             92,416            219,187
      goodwill amortization

Non-controlling interest                                  93               868              1,151                868
---------------------------------------------------------------------------------------------------------------------

Earnings before goodwill amortization                  8,863            41,669             91,265            218,319
Goodwill amortization, net of tax                          -             7,965                  -             31,785
---------------------------------------------------------------------------------------------------------------------

Net earnings                                           8,863            33,704             91,265            186,534
Retained earnings, beginning of period               611,221           495,115            528,819            342,285
---------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period               $     620,084      $    528,819      $     620,084      $     528,819
=====================================================================================================================
Earnings per share before goodwill
  amortization:
    Basic                                      $        0.16      $       0.78      $        1.70      $        4.12
    Diluted                                    $        0.16      $       0.78      $        1.66      $        4.03
---------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                      $        0.16      $       0.63      $        1.70      $        3.52
    Diluted                                    $        0.16      $       0.63      $        1.66      $        3.44
=====================================================================================================================
Common shares outstanding (000's)                     54,067            53,176             54,067             53,176
Weighted average shares outstanding (000's)           54,006            53,157             53,702             52,953
Diluted shares outstanding (000's)                    55,121            53,758             54,815             54,198

CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31  DECEMBER 31
CDN $ 000'S                                                                 2002         2001
---------------------------------------------------------------------------------------------
                                                                                   (restated)
ASSETS

Current assets:
    Cash                                                              $   17,315   $   13,231
    Accounts receivable                                                  443,799      474,528
    Income taxes recoverable                                               7,804           --
    Inventory                                                            132,909      111,393
    -----------------------------------------------------------------------------------------
                                                                         601,827      599,152

Property, plant and equipment, net of accumulated depreciation         1,521,444    1,418,609
Intangibles, net of accumulated amortization                              72,380       74,004
Goodwill                                                                 546,921      545,377
Other assets                                                              17,443       14,216
---------------------------------------------------------------------------------------------
                                                                      $2,760,015   $2,651,358
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                 $   95,321   $   85,384
    Accounts payable and accrued liabilities                             268,568      253,342
       Income taxes payable                                                   --       12,764
    Current portion of long-term debt                                     27,682       31,743
    -----------------------------------------------------------------------------------------
                                                                         391,571      383,233

Long-term debt                                                           514,878      496,200
Future income taxes                                                      318,547      355,078
Non-controlling interest                                                   2,019          868

Shareholders' equity:
    Share capital                                                        912,916      887,160
    Retained earnings                                                    620,084      528,819
    -----------------------------------------------------------------------------------------
                                                                       1,533,000    1,415,979
---------------------------------------------------------------------------------------------
                                                                      $2,760,015   $2,651,358
=============================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                                 DECEMBER 31                           DECEMBER 31
CDN $000'S, EXCEPT PER SHARE AMOUNTS                        2002              2001               2002              2001
-----------------------------------------------------------------------------------------------------------------------
                                                     (Unaudited)        (Unaudited                           (restated)
                                                                       - restated)
Cash provided by (used in):
Operations:
    Net earnings                                    $      8,863      $     33,704      $      91,265     $     186,534
    Items not affecting cash:
      Depreciation and amortization                       37,330            36,184            141,429           145,120
      Goodwill amortization                                    -             7,965                  -            31,785
      Gain on disposal of investments                        100              (449)              (900)           (1,805)
      Future income taxes                                 (4,606)           13,917            (36,980)           96,021
      Non-controlling interest                                93               868              1,151               868
      Amortization of deferred financing costs               323               324              1,294             1,302
      Unrealized foreign exchange loss (gain) on
           long-term debt                                 (2,052)              771             (2,488)            5,848
      -----------------------------------------------------------------------------------------------------------------

Funds provided by operations                              40,051            93,284            194,771           465,673
Changes in non-cash working capital balances             (12,333)           46,226              4,452           (33,443)
-----------------------------------------------------------------------------------------------------------------------
                                                          27,718           139,510            199,223           432,230

Investments:
    Business acquisitions, net of cash required           (1,544)           (3,302)            (4,594)          (35,557)
    Purchase of property, plant and equipment           (101,431)         (124,254)          (267,794)         (366,019)
    Purchase of intangibles                               (2,049)               89             (4,198)           (5,673)
    Proceeds on sale of property, plant and
      equipment                                            6,761            11,678             32,449            31,001
    Proceeds on disposal of investments                        -               571              1,872             2,283
    Investments                                           (5,525)              972             (5,672)              227
    -------------------------------------------------------------------------------------------------------------------
                                                        (103,788)         (114,246)          (247,937)         (373,738)

Financing:
    Increase in long-term debt                            84,754             5,116            119,380            22,083
    Repayment of long-term debt                           (9,836)          (19,917)          (102,275)          (83,437)
    Deferred financing costs                                   -                 -                  -               (38)
    Issuance of common shares                              3,905             2,060             25,756            22,665
    Change in bank indebtedness                           (9,554)              708              9,937           (27,236)
    -------------------------------------------------------------------------------------------------------------------
                                                          69,269           (12,033)            52,798           (65,963)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                               (6,801)           13,231              4,084            (7,471)
Cash, beginning of period                                 24,116                 -             13,231            20,702
-----------------------------------------------------------------------------------------------------------------------

Cash, end of period                                 $     17,315      $     13,231      $      17,315     $      13,231
=======================================================================================================================
Funds provided by operations per share:
    Basic                                           $       0.74      $       1.75      $        3.63     $        8.79
    Diluted                                         $       0.73      $       1.74      $        3.55     $        8.59
=======================================================================================================================

SEGMENT INFORMATION

                                              CONTRACT       TECHNOLOGY       RENTAL AND
THREE MONTHS ENDED DECEMBER 31, 2002          DRILLING         SERVICES       PRODUCTION       CORPORATE
CDN $000'S (UNAUDITED)                           GROUP            GROUP            GROUP       AND OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------

Revenue                                  $     189,994   $      144,611  $        59,475   $         172  $      394,252
Operating earnings                              39,549          (24,864)           6,469          (6,437)         14,717
Research and engineering                             -            9,584                -               -           9,584
Depreciation and amortization                   16,216           16,231            3,759           1,124          37,330
Total assets                                 1,312,459        1,127,550          240,842          79,164       2,760,015
Goodwill                                       257,531          251,589           37,801               -         546,921
Capital expenditures*                           21,152           67,763            7,399           7,166         103,480
------------------------------------------------------------------------------------------------------------------------


                                              CONTRACT       TECHNOLOGY       RENTAL AND
THREE MONTHS ENDED DECEMBER 31, 2001(1)       DRILLING         SERVICES       PRODUCTION       CORPORATE
CDN $000'S (UNAUDITED)                           GROUP            GROUP            GROUP       AND OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------

Revenue                                  $     226,743   $      164,720  $        64,076   $         436  $      455,975
Operating earnings                              70,643              927            9,274          (7,061)         73,783
Research and engineering                             -           10,006                -               -          10,006
Depreciation and amortization                   16,207           15,108            3,882             987          36,184
Total assets                                 1,367,682          987,061          241,044          55,571       2,651,358
Goodwill                                       257,531          250,045           37,801               -         545,377
Capital expenditures*                           37,813           79,585            6,568             199         124,165
------------------------------------------------------------------------------------------------------------------------


                                              CONTRACT       TECHNOLOGY       RENTAL AND
TWELVE MONTHS ENDED DECEMBER 31, 2002         DRILLING         SERVICES       PRODUCTION       CORPORATE
CDN $000'S                                       GROUP            GROUP            GROUP       AND OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------

Revenue                                  $     773,949   $      639,367  $       274,403   $       1,431  $    1,689,150
Operating earnings                             183,400          (40,646)          43,618         (27,351)        159,021
Research and engineering                             -           34,862                -               -          34,862
Depreciation and amortization                   63,045           58,935           15,095           4,354         141,429
Total assets                                 1,312,459        1,127,550          240,842          79,164       2,760,015
Goodwill                                       257,531          251,589           37,801               -         546,921
Capital expenditures*                           50,686          189,092           22,346           9,868         271,992
------------------------------------------------------------------------------------------------------------------------


TWELVE   MONTHS   ENDED   DECEMBER  31,       CONTRACT       TECHNOLOGY       RENTAL AND
2001(1)                                       DRILLING         SERVICES       PRODUCTION       CORPORATE
CDN $000'S                                       GROUP            GROUP            GROUP       AND OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------

Revenue                                  $   1,010,020   $      669,439  $       271,880   $       2,224  $    1,953,563
Operating earnings                             298,100           60,428           51,678         (28,574)        381,632
Research and engineering                             -           32,440                -               -          32,440
Depreciation and amortization                   75,511           51,656           14,934           3,019         145,120
Total assets                                 1,367,682          987,061          241,044          55,571       2,651,358
Goodwill                                       257,531          250,045           37,801               -         545,377
Capital expenditures*                          122,575          203,547           27,352          18,218         371,692
------------------------------------------------------------------------------------------------------------------------

*excludes acquisitions

(1) Certain expenses have been reclassified between segments to more appropriately reflect operating earnings.

CANADIAN DRILLING OPERATING STATISTICS

                                                                 FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                                                 ----------------------------------------
                                                                   2002                            2001
                                                 ---------------------------------- ----------------------------------
                                                                           MARKET                             MARKET
                                                  PRECISION   INDUSTRY*    SHARE %   PRECISION   INDUSTRY*    SHARE %
                                                 ----------- ----------- ---------- ----------- ----------- ----------

Number of drilling rigs                                 226         644       35.1         229         644       35.6
Number of operating days (spud to release)           31,363      91,958       34.1      42,810     119,812       35.7
Wells drilled                                         6,315      14,920       42.3       6,907      17,359       39.8
Average days per well                                   5.0         6.2                    6.2         6.9
Metres drilled (000's)                                6,222      15,708       39.6       7,384      18,855       39.2
Average meters per day                                  198         171                    172         157
Average meters per well                                 985       1,053                  1,069       1,086
Rig utilization rate (%)                               38.3        39.1                   51.6        53.0

* Excludes non-CAODC rigs.


A conference call to review the year-end results has been scheduled for 12:00 noon MST on Thursday, February 13, 2003. The conference call dial-in number is 1-800-814-4859.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the ticker symbol PD and on the New York Stock Exchange under the ticker symbol PDS.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.